UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 28, 2023

Galata Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation)	001-40588 (Commission File Number)	98-1704340 (IRS Employer Identification No.)

2001 S Street NW, Suite 320
Washington, DC 20009

(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: (202) 866-0901

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one Warrant	GLTA.U	NYSE American

Class A ordinary shares, par value $0.0001 per share	GLTA	NYSE American

Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	GLTA WS	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

Galata Acquisition Corp., a Cayman Islands exempted company (“SPAC”), is filing this Current Report on Form 8-K/A (this “Current Report”) solely to correct typographical errors identified in the second and third sections of Item 1.01 to the Current Report on Form 8-K, filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 4, 2023 (the “Original Report”). Except for the corrected paragraphs below, all other information in the Original Report remains unchanged. This Current Report should be read in conjunction with the Original Report and all of the Company’s filings with the Commission.

Item 1.01 Entry into a Material Definitive Agreement.

Revised Indenture

Pursuant to the Original Indenture, the Convertible Notes were to be convertible into SPAC Class A Ordinary Shares, at a conversion rate that represents a conversion premium (the “Conversion Premium”) of 15.0% to the conversion price. The conversion price was subject to a one-time reset on the reset date (the “Reset Date”), which was initially the one-year anniversary of the date of issuance of the Convertible Notes (the “Issuance Date”), to the average of the Daily VWAPs (as defined in the Original Indenture) over the twenty (20) consecutive trading day period beginning on, and including, the first trading day following such Reset Date, subject to a minimum of $5.00 and maximum of $10.00 per SPAC Class A Ordinary Share.

The Revised Indenture: (i) decreases the Conversion Premium to 10.0%; (ii) provides for multiple Reset Dates, each occurring monthly for the first twelve (12) months following the Issuance Date; and (iii) revises the Reset Price to be the lesser of (a) the Reset Price with respect to the immediately prior Reset Date and (b) the average of the Daily VWAPs (as defined in the Indenture) over the twenty (20) consecutive trading day period ending on the trading day immediately preceding the applicable Reset Date, subject to a minimum of $1.50 and maximum of $10.00 per share of Common Stock.

Callaway Subscription Agreement

On May 4, 2023, SPAC and Callaway Capital Management LLC (“Callaway”) entered into a Convertible Note Subscription Agreement (the “Callaway Subscription Agreement”). Callaway is an affiliate of a director of SPAC and the Callaway Subscription Agreement was unanimously approved by the SPAC board of directors. Pursuant to the terms of the Callaway Subscription Agreement, Callaway or its designee has the option (but not the obligation) to subscribe for up to $40,000,000 aggregate principal amount of Convertible Notes during the period beginning on the Closing Date and the one year anniversary of the Closing Date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Galata Acquisition Corp.
Dated: May 8, 2023

	By:	/s/ Kemal Kaya
		Name:	Kemal Kaya
		Title:	Chief Executive Officer